Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation: GlycoGenesys, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article Fourth of the Articles of Incorporation is hereby amended by inserting the following section at the end of Article Fourth:

1-For-6 REVERSE STOCK SPLIT OF COMMON STOCK

At the close of business on the date of the filing of the Certificate of Amendment with respect to the Articles of Incorporation, as amended, each six outstanding shares of Common Stock shall be combined into one share of Common Stock (the “Reverse Stock Split”) without any action by the holders of such shares; provided, however, that upon such combination, (SEE ANNEX A)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: NONE-NRS 78-207.

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):	/s/ John W. Burns, Secretary

ANNEX A

the corporation shall not issue fractional shares or pay cash in respect thereof, but shall instead issue to each stockholder the aggregate number of shares resulting from the Reverse Stock Split rounded up to the next higher whole number of shares based upon the preceding calculation. Following the Reverse Stock Split, each holder of a certificate or certificates representing shares of Common Stock of the Corporation, upon surrender thereof, shall receive a certificate or certificates representing the number of shares such stockholders is entitled to receive following the Reverse Stock Split. Pending such surrender of Stock of the Corporation shall be deemed for all purposes, as a result of the Reverse Stock Split and without any action on the part of the holders thereof, to evidence only the right to receive one or more certificates representing shares of Common Stock in accordance with the terms and conditions hereof.

Pursuant to the provisions of Nevada Revised Statutes 78.207, the authorized outstanding shares of the Corporation are correspondingly reduced to 38,333,333 shares and the authorized shares of Common Stock of the Corporation are correspondingly reduced to 33,333,333 shares.